May 18, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On March 8, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Altegris/AACA Real Estate Income Fund (the “Fund”), for the purpose of registering the Fund as new series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on April 23, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering: As Soon As Practical, After Effectiveness of Registration Statement:”

Response: The requested revision will be made.

2.	Comment: Please provide ticker symbols for the Fund.

Response: The following tickers have been added:

Class A (RAAAX)
Class C (RAACX)
Class I (RAAIX)
Class N (RAANX)

Prospectus

Fee Table

3.	Comment: Please ensure that the expense waiver discussed in footnote 3 is in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms.

4.	Comment: Please revise the language within footnote three to read: “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years ~~after the end of the fiscal year during~~ from the date in which any fees have been waived or reimbursed)….”

Response: The Registrant respectfully declines to make the requested revision.

Expense Example

5.	Comment: If applicable, please disclose that the fee waiver is only in place for the first year of the expense example.

Response: The following disclosure has been added (italics added for emphasis):

The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the Fund’s operating expense limitation agreement is in place for one year.

Portfolio Turnover

6.	Comment: Please consider adding a note stating that since the Fund has not yet commenced operations as of the date of the prospectus, the turnover rate is not provided.

Response: The following disclosure has been added:

Because the Fund has not yet commenced operations as of the date of this prospectus, no turnover rate is provided.

Principal Investment Strategies

7.	Comment: Please define with greater clarity what is meant by the term, “real estate related companies.”

Response: The following disclosure has been added:

The Fund defines “real estate related” companies as those in industries related to real estate, such as lodging and gaming, housing, land development and real estate finance and services.

8.	Comment: Please provide disclosure on how the Fund determines if a particular country is considered an emerging market.

Response: The following disclosure has been added:

The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

9.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosure contained here is tailored specifically to the Fund’s investment practices and not merely boiler plate.

Response: The Registrant believes that the relevant disclosure has been provided.

10.	Comment: Please provide corresponding disclosure in the Fund’s principal risks related to “limited partnership interests”.

Response: The following risk disclosure has been added:

Private Placement Risk: The Fund may invest in private placement offerings of investment funds or unregistered securities, including limited partnership interests. Certain investment instruments and techniques that a private fund may use are speculative and involve a high degree of risk. Because of the speculative nature of a private fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more private funds. A shareholder will also bear fees and expenses charged by the underlying private funds in addition to the Fund’s direct fees and expenses. In addition, interests in any private placement may also be illiquid.

11.	Comment: Regarding the disclosure, “…companies that may not participate directly in real estate, but which may present an attractive investment opportunity based on the inherent value of their real estate holdings or exposure, or provide sales, leasing or other strategic services to real estate companies.” – please supplementally provide the Staff with an example of this type of investment.

Response: Supplementally, such companies would include companies that invest in or manage mortgage service rights on residential real estate mortgages. An example of such a company would be New Residential Investment Corp. (ticker- NRZ).

12.	Comment: Please define with greater clarity what is meant by the term, “other investment companies.”

Response: The term has been revised to “mutual funds.”

13.	Comment: Please provide corresponding disclosure in the Fund’s principal risks related to “ADRs”.

Response: The following risk disclosure has been added:

ADR Risk: ADRs may be subject to some of the same risks as direct investment in foreign companies, which includes international trade, currency, political, regulatory and diplomatic risks. ADRs are subject to the risk of fluctuation in the currency exchange rate if, as is often the case, the underlying foreign securities are denominated in foreign currency, and there may be an imperfect correlation between the market value of depositary receipts and the underlying foreign securities.

14.	Comment: Given the disclosure, “the Adviser has selected American Assets Capital Advisers, LLC to sub-advise the Fund and manage the Fund’s real estate preferred stock portfolio.” – please confirm if the sub-adviser will manage the Fund’s entire portfolio or just a portion comprised of real estate preferred stock. Please revise as necessary.

Response: The disclosure has been revised as follows:

Altegris Advisors, L.L.C. (the “Adviser”) is the investment adviser to the Fund and provides investment advisory and management services, including the selection and monitoring of the sub-adviser to the Fund. The Adviser has selected American Assets Capital Advisers, LLC to sub-advise the Fund.

Principal Investment Risks

15.	Comment: Within “Exchange-Traded Funds (ETF) Risk”, please add disclosure concerning tracking risk for the ETF.

Response: The following risk disclosure has been added:

Index-tracking ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they seek to track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities or index. In addition, the ETFs will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the Fund may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices.

16.	Comment: Please add corresponding disclosure in the principal investment strategy section pertaining to “High-Growth Company-Related Risks”, and “Small and Medium Capitalization Company Risk”.

Response: Given that the prospectus discloses the ability to invest in equity capitalizations of any size, the Registrant respectfully declines to make any more disclosure with respect to small and midcap companies.

The following disclosure has been added with respect to high-growth companies:

Real estate and real estate related companies may include “high growth “companies that allocate significant capital to research and product development.

17.	Comment: Please define the term “Investment Companies” prior to using in a capitalized fashion.

Response: The term has been revised to lower case.

Portfolio Manager

18.	Comment: Please add disclosure concerning Mr. East’s length of service to the Fund in terms of a month and year.

Response: The disclosure has been revised as follows:

Burland B. East III, CFA, has served as the Portfolio Manager of the Fund since its inception in May 2018.

Additional Information About Principal Investment Strategies and Related Risks

Investment Objectives

19.	Comment: Please reconcile with the investment objective stated in the summary section.

Response: The objective has been so revised in this section.

Principal Investment Strategies

20.	Comment: Please reconcile this section with the summary principal investment strategy section and provide a draft copy to the Staff prior to the effectiveness of the Registration Statement.

Response: Please see attached redlined version of prospectus.

Exemptive Relief Relating to Sub-Advisers

21.	Comment: Please reconcile the disclosure, “Shareholders will be notified within 90 days of the engagement of a sub-adviser or additional sub-advisers to manage a portion of the Fund’s portfolio” with the sentence that precedes it.

Response: The Registrant respectfully declines to revise the existing disclosure.

Description of Principal Investment Risks

22.	Comment: Please revise this section to ensure that all summary section risks are included.

Response: The risks have been reconciled. Please see attached redlines prospectus for all revisions.

Management

Investment Adviser

23.	Comment: Please revise the following disclosure to read, “…if such recoupment can be achieved within the foregoing expense limits both at the time of waiver and recoupment.”

Response: The requested change has been made.

24.	Comment: Please add dates for the periods covered by the Fund’s annual and semi-annual shareholder reports.

Response: The Registrant respectfully declines to revise the existing disclosure.

25.	Comment: Please provide all disclosure required by Item 11(c)(5), which goes to explaining when the fund may delay honoring a redemption request such as an SEC declared emergency.

Response: The existing disclosure addresses the requirements of Items 11(c)(5).

Sub-Adviser and Sub-Adviser Portfolio Managers

26.	Comment: Please add disclosure concerning Mr. East’s length of service to the Fund in terms of a month and year.

Response: The following disclosure has been added:

Mr. East has served as the Fund’s portfolio manager since its inception in May 2018.

How to Purchase Shares

Shares Classes

27.	Comment: Please add disclosure concerning the Fund’s 1% redemption fee.

Response: The following disclosure has been added:

If you sell your shares of the Fund after holding them 30 calendar days or less, a 1.00% redemption fee may be deducted from the redemption amount. For this purpose, shares held longest will be treated as being redeemed first and shares held shortest as being redeemed last. The fees are paid to the Fund and are designed to help offset the brokerage commissions, market impact and other transaction costs associated with short-term shareholder trading.

Class A Shares

28.	Comment: Please move the disclosure, “Dealer reallowance is the amount of the sales charge paid to authorized broker-dealers that sell shares of the Fund” to its own footnote with a sub-script tied to the Dealer Reallowance column.

Response: The requested change has been made.

Rights of Accumulation

29.	Comment: Please specify the “lower sales charge rates” contemplated by this section.

Response: The disclosure has been revised as follows:

To qualify for the lower sales charge rates that apply to larger purchases of Class A shares (as shown in the chart found in the Class A Shares section above), you may combine your new purchases of Class A shares with Class A shares of a Fund that you already own.

Sales Charge Waivers

30.	Comment: With regard to the disclosure, “Any accounts established on behalf of registered investment advisers or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor.” – please describe these agreements with specificity (see IM Guidance Update 2016-06). If there are no such agreements in place, please revise accordingly.

Response: The Registrant respectfully declines to revise the existing disclosure as no such relationships currently exist.

Class C Shares

31.	Comment: With regard to the disclosure, “If you redeem Class C shares within one year after purchase, you will be charged a CDSC of up to 1.00%” – please add to other share classes where appropriate.

Response: Please see response to Comment 27.

Class N Shares

32.	Comment: Per IM Guidance Update 2016-06, please specify the differing fees with regard to the disclosure, “…Class N shares may not be available to all shareholders and have differing distribution and/or shareholder servicing fees that reflect variations in distribution channels.”

Response: The Registrant respectfully declines to revise the existing disclosure and notes that the distribution/shareholder servicing fees referenced in the disclosure pertain to fess charged outside of the Fund.

How to Redeem Shares

When Redemptions are Sent

33.	Comment: Please provide all disclosure required by Item 11(c)(5), which goes to explaining when the fund may delay honoring a redemption request such as an SEC declared emergency.

Response: The following disclosure has been added:

The Fund typically expects that it will take up to 7 days following the receipt of your redemption request to pay out redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, any line of credit, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Statement of Additional Information

Investment Restrictions

34.	Comment: When referring to the Investment Company Act of 1940, as amended in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The Registrant respectfully declines to revise the disclosure and notes the following existing disclosure:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 1 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a “senior security” under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

35.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response: The Registrant respectfully declines to revise the disclosure.

Trustee Table

36.	Comment: In footnote ** to the table, please revise for clarity, as it is unclear what the relationship is between the terms “active portfolios” and “Funds” as the disclosure is currently written.

Response: The disclosure has been revised as follows:

**As of December 31, 2017, the Trust was comprised of 88 active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” applies only to the Funds managed by the Adviser. The Funds do not hold themselves out as related to any other series within the Trust for investment purposes, nor do they share the same investment adviser with any other series.

Board Committees

37.	Comment: Please ensure at that all missing information is completed and updated prior to the effectiveness of the Registration Statement.

Response: The missing information related to Board Committees

Control Persons and Principal Holders

38.	Comment: Please describe control persons and principal shareholders and describe their impact on all shareholders

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Investment Adviser and Sub-Adviser

39.	Comment: Please add disclosure explaining how the sub-advisory fee is calculated as this mandatory disclosure unless the Registrant has received exemptive relief.

Response: The Fund’s adviser and the registrant do have exemptive relief

Other Service Providers

Fund Administration, Fund Accounting and Transfer Agent Services

40.	Comment: Please provide the basis of compensation for services provided by Gemini Fund Services, LLC.

Response: The following disclosure has been added (italics added for emphasis):

For the administrative services rendered to the Fund by GFS, the Fund pays GFS a fee equal to the greater of $40,000 minimum or an asset based fee, which scales downward upon net assets. The Fund also pays GFS for any out-of-pocket expenses.

GFS also provides the Fund with accounting services, including: (i) daily computation of net asset value; (ii) maintenance of security ledgers and books and records as required by the 1940 Act; (iii) production of the Fund’s listing of portfolio securities and general ledger reports; (iv) reconciliation of accounting records; (v) calculation of yield and total return for the Fund; (vi) maintaining certain books and records described in Rule 31a-1 under the 1940 Act, and reconciling account information and balances among the Fund’s custodian and Adviser; and (vii) monitoring and evaluating daily income and expense accruals, and sales and redemptions of shares of the Fund. For the fund accounting services rendered to the Fund by the Agreement, the Fund pays GFS, an annual fee of $27,000 per fund portfolio, plus, an asset based fee which scales downward upon net assets.

GFS also acts as transfer, dividend disbursing, and shareholder servicing agent for the Fund pursuant to the Agreement. Under the Agreement, GFS is responsible for administering and performing transfer agent functions, dividend distribution, shareholder administration, and maintaining necessary records in accordance with applicable rules and regulations. For such services rendered to the Fund under the Agreement, the Fund pays GFS an annual fee equal to the greater of $15,000 per share class or an asset based fee which scaled downward upon net assets. The Fund also pays GFS for any out-of-pocket expenses.

Purchase, Redemption and Pricing of Shares

Calculation of Share Price

41.	Comment: Please provide a brief introduction prior to the paragraph beginning, “Fair Value Committee and Valuation Process” explaining why fair value would be used to price a security; for example, market quotations are insufficient or unavailable.

Response: The following disclosure has been added:

If market quotations are otherwise not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its NAV, securities will be valued at their fair market value as determined in good faith by the Adviser and/or relevant sub-adviser in accordance with such procedures approved by the Board.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser